Exhibit 99.1

Telesat Canada Announces Closing of its Notes Offering

OTTAWA, CANADA, October 11, 2019 –Telesat Canada (“Telesat”) today issued US$550 million in aggregate principal amount of 6.500% senior notes due 2027 (the “Senior Notes”), which will mature on October 15, 2027, pursuant to an indenture, dated as of October 11, 2019, by and among Telesat and Telesat LLC, as co-issuer, the guarantors named therein, and The Bank of New York Mellon, as trustee (the “Notes Offering”). This represented a US$50 million increase from the proposed offering size previously announced by Telesat.

Telesat used the net proceeds from the Notes Offering, together with cash on hand, to redeem its US$500 million aggregate principal amount outstanding of 8.875% senior notes due November 15, 2024 and pay related premium, fees and expenses.

The Senior Notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The Senior Notes were not, and will not be, registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act or other applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. Any offers of the Senior Notes will be made only by means of a private offering memorandum.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “intends”, “proposed”, and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 which can be obtained on the SEC website at: https://www.sec.gov/Archives/edgar/data/1465191/000161577419003425/s115704_20f.htm. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 16 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned advanced global LEO satellite constellation that will offer ultra-low latency, extremely high throughput, affordable broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). www.telesat.com

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com.